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                                   Filed by OneSource Information Services, Inc.
                                                          Pursuant to Rule 14d-9
                                         of the Securities Exchange Act of 1934.
                           Subject Company: OneSource Information Services, Inc.
                                                   Commission File No: 000-25849

                                                                  EXHIBIT (a)(5)

To Employees of OneSource Information Services, Inc.:

By now you have seen the press release issued by infoUSA Inc. announcing the commencement on May 6, 2004 of a cash tender offer for all shares of common stock of OneSource Information Services, Inc., at a purchase price per share of $8.85, net to the seller in cash, without interest. The offer is being made pursuant to the Agreement and Plan of Merger dated as of April 29, 2004 by and among OneSource, infoUSA and a wholly owned subsidiary of infoUSA.

This e-mail communication is intended to summarize your alternatives with respect to your OneSource stock options. The summary and description of the transactions with infoUSA contained in this e-mail, including the treatment of stock options under the merger agreement, are qualified in their entirety by reference to the merger agreement, which has been filed with the SEC as Exhibit
2.1 to the Form 8-K filed by OneSource on April 29, 2004. You are urged to read carefully the Offer to Purchase of infoUSA and the related materials, including the Letter of Transmittal, which have been filed with the SEC by infoUSA on May 6, 2004 as part of the Tender Offer Statement on Schedule TO, and the Solicitation/Recommendation Statement on Schedule 14D-9 that has been filed with the SEC by OneSource on May 6, 2004. Each of these documents may be downloaded without charge at the SEC's website: www.sec.gov. This e-mail does not address the tax consequences of the alternatives, and you should consult your tax advisor regarding such consequences.

BACKGROUND:

The purpose of the offer is to acquire for cash as many outstanding shares of OneSource common stock as possible as a first step in acquiring control of, and the entire equity interest in, OneSource. The tender offer expires at 12:00 midnight, New York City time, on June 3, 2004, unless the tender offer period is extended by infoUSA in accordance with the terms of the tender offer and the merger agreement, and subject to the applicable rules and regulations of the Securities and Exchange Commission. The closing of the offer is subject to certain conditions, including, among other things, that at least 51% of the outstanding shares of OneSource common stock on a fully diluted basis have been tendered in the offer, that there has been no material adverse effect to OneSource or its business and that any applicable waiting period under United States antitrust laws has expired or been terminated.

Under the merger agreement, after the closing of the offer (which means the actual purchase of all shares validly tendered before the expiration of the offer period, including any extensions thereof), and subject to certain conditions, the wholly owned subsidiary of infoUSA will be merged into OneSource, with OneSource surviving the merger as a direct, wholly owned subsidiary of infoUSA. At the effective time of this "second step" merger, each remaining outstanding share of OneSource common stock (other than shares held by OneSource or its subsidiaries in treasury, shares held by infoUSA or the infoUSA purchasing subsidiary or any of their affiliates, and shares owned by OneSource stockholders who have properly exercised appraisal rights under Delaware law) will be converted into the right to receive $8.85 in cash without interest. If, following the closing of the offer, infoUSA and its wholly owned subsidiary own at least 90% of the then-outstanding shares of OneSource common stock, OneSource will not be required under Delaware law to call a meeting of its stockholders to approve this "second

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step" merger. In such event, infoUSA and OneSource have agreed to take all necessary and appropriate action to cause the merger to become effective as soon as practicable following the closing of the offer (also known as a "short form" merger). However, in the event that infoUSA and its wholly owned subsidiary own less than 90% of the then-outstanding shares of OneSource common stock after the offer, and a meeting of OneSource stockholders is therefore required under Delaware law, a longer period of time will be required to complete the second step merger, possibly between 1 and 3 months after the closing of the offer.

Immediately prior to the effective time of the merger, each outstanding stock option under the OneSource 1993 Stock Purchase and Option Plan, 1999 Stock Option and Incentive Plan and 2001 Non-Employee Director Stock Option Plan will become immediately vested and exercisable in full, and at the effective time of the merger, all such options will be canceled. Each holder of an option will be entitled to receive, in exchange for the cancellation of such option, a cash payment equal to the product of (i) the total number of shares underlying the option and (ii) the excess, if any, of $8.85 over the applicable exercise price per share of such option (subject to any applicable withholding taxes). Such cash payment will be made as promptly as practicable after the effective time of the merger, but no later than 10 days after the effective time of the merger. A holder of an option that has an exercise price per share greater than $8.85 will not receive any cash payment upon the cancellation of such option. At the effective time of the merger, all OneSource stock plans and outstanding options will be terminated.

ALTERNATIVES:

EXERCISE CURRENTLY VESTED OPTIONS AND TENDER IN THE OFFER. You may choose to exercise your vested options and tender the shares received upon such exercise in the offer. Please note, however, that the acceleration of vesting of the OneSource options does not occur until immediately prior to the second step merger; therefore, you may only exercise that portion of your options that is currently vested. The unvested portion of your options with an exercise price per share lower than $8.85 (also known as "in the money" options), will receive the cancellation payment described above only upon the closing of the second step merger (see discussion below under "No Current Action"). If you choose this alternative, you will need to promptly deliver payment of the aggregate exercise price for the options you are exercising, either out-of-pocket, or, if permitted by the terms of the option and subject to any applicable blackout restrictions, pursuant to a cashless exercise through a broker (however, the current market price may be less than the $8.85 per share). Once the option exercise is processed and you receive the stock certificate, you will need to follow the instructions set forth in the Offer to Purchase and related Letter of Transmittal for tendering shares. If you are effecting the option exercise through a broker, and the shares are held by your broker in street name, you will need to contact your broker and instruct your broker to tender the shares for you.

In evaluating this alternative, please consider the time involved in exercising the option, the processing of the exercise by OneSource's transfer agent, the completion of the required documentation and the delivery of the required documentation to the depositary for the tender offer prior to the expiration of the offer. If your tender is not in proper form, then the shares will not be deemed validly tendered under the terms of the offer and they will not be accepted for

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payment in the offer. Therefore, you will not receive payment for such shares until the completion of the second step merger, which may be several months after the closing of the offer if the "short form" merger is not available to the parties. Even if you have exercised your vested options and validly tendered the shares, if the conditions to the closing of the offer are not satisfied or otherwise waived, there is a risk that the offer will not be completed, you will not receive the infoUSA $8.85 per share payment for such shares, you will continue to be a stockholder of OneSource and you may not be able to obtain a satisfactory price for your shares on the public market. There is also a risk that, even if the offer is completed, the conditions to the second step merger may not be satisfied or otherwise waived, and therefore the second step merger may not occur. In that scenario, if you have exercised your vested options but did not validly tender the shares in the offer, your shares will not be purchased in the offer and you will not receive the cash payment you would have otherwise received in the merger. You will continue to be a stockholder of OneSource and you may not be able to obtain a satisfactory price for your shares on the public market, if such a market even exists following the offer.

NO CURRENT ACTION. If you choose to not exercise your vested options at this time, then promptly after the effective time of the merger, you will receive the cash payment in exchange for the cancellation of all of your options with an exercise price per share less than $8.85 as described above. If the "short form" merger is not available to the parties, you may be subject to a longer delay in the receipt of your cash payment than if you had exercised your options and tendered the shares in the offer. If you choose this alternative, and the offer is completed, but the conditions to the second step merger are not satisfied or otherwise waived and the second step merger does not occur, you will not receive the cash payment for your options described above, whereas you would have received $8.85 per share for any shares tendered in the offer pursuant to the exercise of your vested options.

STOCK OPTION PROCESSING NOTICE:

Please note that in order to accurately determine the number of shares outstanding as of the tender offer expiration date (which will be necessary to determine whether the minimum tender condition has been met in order to close the offer), no stock option exercises will be processed after May 31, 2004 through the expiration of the tender offer.

QUESTION AND ANSWER SESSIONS:

In order to address further questions regarding these issues, we are scheduling meetings with dial-in access as follows:

         [meeting dates and times]

Thank you,

Roy D. Landon